SCHEDULE 13E-3

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 2)

Quadra Realty Trust, Inc.
(Name of the Issuer)

Quadra Realty Trust, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

746945104
(CUSIP Number of Class of Securities)

Evan F. Denner
Quadra Realty Trust, Inc.
622 Third Avenue,
30th Floor, New York, NY 10017
(212) 671-6400
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on
Behalf of Persons Filing Statement)

Copies to:

John A. Good
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, TN 38103
Telephone: (901) 543-5901
Fax (901) 543-5999

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b. The filing of a registration statement under the Securities Act of 1933.
☑ c.  A tender offer.
☐ d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$178,879,309	$7,030

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) $10.6506 per share of 16,795,233 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which represents the 25,725,333 shares of the Company’s Common Stock outstanding less the 8,930,100 shares of the Company’s Common Stock currently owned by the Purchaser and its affiliates.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction value by 0.00003930.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,030
Form or Registration No.:	Schedule TO
Filing Party:	HRECC Sub, Inc., a wholly-owned subsidiary of Hypo Real Estate Capital Corporation
Date Filed:	February 13, 2008

INTRODUCTION

This Amendment No. 2 (the “Amendment”) further amends and supplements the Schedule 13E-3 Transaction Statement initially filed on February 13, 2008, as amended by Amendment No. 1 filed on March 4, 2008 (the “Transaction Statement”) on behalf of Quadra Realty Trust, Inc., a Maryland corporation (the “Company” or “Quadra”) and relates to the offer by HRECC Sub Inc., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Hypo Real Estate Capital Corporation, a Delaware corporation (“Parent”), to purchase any and all outstanding shares of the Company’s common stock, par value $0.001 per share, not already owned by Parent and its affiliates, at $10.6506 per share net to the seller in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend described below) with respect to the shares on or between the date of the Offer and the date (the “Acceptance Date”) Purchaser accepts and pays for shares validly tendered and not properly withdrawn (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2008, as amended (the “Offer to Purchase”). The Offer to Purchase and the related Letter of Transmittal together with any amendments or supplements thereto, constitute the “Offer.”

In addition, on February 1, 2008, the Company declared a $0.3494 per share dividend payable to stockholders of the Company who hold shares of the Company’s common stock at the close of business on the last trading day immediately preceding the Acceptance Date (the “Dividend”). The Dividend will not be paid if the Offer is not closed. This will result in stockholders of the Company receiving $11.00 per share in the aggregate, an approximately 38% premium to the closing price of the Company’s common stock on the New York Stock Exchange on January 28, 2008 and an approximately 41% premium to the average closing price of the Company’s common stock for the 30 trading days ending on January 28, 2008. The Company expects to declare and pay an additional dividend immediately prior to the Acceptance Date, to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Offer Price by the per share amount of any such dividend.

The Offer to Purchase and the related Letter of Transmittal were filed by Purchaser as Exhibits to the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2008, as amended by Amendment No. 1 thereto filed with the SEC on March 4, 2008 and Amendment No. 2 filed with the SEC on March 12, 2008 (the “Schedule TO”).

The Transaction Statement also relates to the Agreement and Plan of Merger dated as of January 28, 2008 by and among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Maryland General Corporation Law, Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation. At the effective time of the Merger, each issued and outstanding share of the Company’s common stock (other than shares that are to be cancelled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive the Offer Price, subject to reduction for dividends as described above.

Concurrent with the filing of this Amendment, the Company is filing an Amendment No. 1 to its Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO.

Except as otherwise indicated, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference as relevant to the items in this

Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Transaction Statement.

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

Section (a) is amended and restated in its entirety as follows:

(a) Fairness.

The information set forth in the Schedule 14D-9 under “Past Contracts, Negotiations and Agreements — Interests of Certain Persons,” “Special Factors — Overview of Evaluation Process and Recommendation,” “Special Factors — Background of the Offer and Merger,” “Special Factors — Reasons for the Recommendation of the Special Committee and the Quadra Board,” “Special Factors — Opinion of the Special Committee’s Financial Advisor” and Annex II of the Schedule 14D-9 is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger,” and “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

Section (b) is amended and restated in its entirety as follows:

(b) Factors Considered in Determining Fairness.

The information set forth in the Schedule 14D-9 under “Special Factors — Overview of Evaluation Process and Recommendation,” “Special Factors” — Background of the Offer and Merger” ‘‘Special Factors — Reasons for the Recommendation of the Special Committee and the Quadra Board,” “Special Factors — Opinion of the Special Committee’s Financial Advisor,” “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used” and Annex II of the Schedule 14D-9 is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger” is incorporated herein by reference.

Section (c) is amended and restated in its entirety as follows:

(c) Approval of Security Holders.  The transaction is structured so that the Offer will only be consumated if 55% of the Company’s stockholders (other than Parent and its affiliates) tender their shares of the Company’s common stock in response to the offer.

The information set forth in the Schedule 14D-9 under “Special Factors — Overview of Evaluation Process and Recommendation,” “Special Factors — Reasons for the Recommendation of the Special Committee and the Quadra Board,” “Item 8. Additional Information — Appraisal Rights,” and “Item 8. Additional Information — Vote Required to Approve the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET,” “SPECIAL FACTORS — The Merger Agreement,” “SPECIAL FACTORS — No Dissenters’ Rights,” “THE TENDER OFFER — 1. Terms of the Offer; Expiration Date” and “THE TENDER OFFER — 11. Certain Conditions to the Offer” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

Section (d) is amended and restated in its entirety as follows:

(d) Unaffiliated Representative.  An unaffiliated representative has not been retained for the purpose of representing unaffiliated security holders in negotiating the terms of the Offer and the Merger, or preparing a report concerning the fairness of the transaction.

The information set forth in the Schedule 14D-9 under “Special Factors — Overview of Evaluation Process and Recommendation,” “Special Factors — Background of the Offer and Merger,” “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used,” “Special Factors — Reasons for the Recommendation of the Special Committee and the Quadra Board,” and “Special Factors — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger” is incorporated herein by reference.

Section (e) is amended and restated in its entirety as follows:

(e) Approval of Directors.  The information set forth in the Schedule 14D-9 under “Special Factors — Overview of Evaluation Process and Recommendation,” “Special Factors — Background of the Offer and Merger” and “Special Factors — Reasons for the Recommendation of the Special Committee and the Quadra Board” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET — What Does the Company’s Board of Directors Think of the Offer?,” “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger,” and “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 12, 2008

QUADRA REALTY TRUST, INC.

By:	/s/ Robert H. Mundheim
Name:     Robert H. Mundheim

Title:	Chairman of the Board of Directors

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